EXHIBIT 99.1

Alliance One International, Inc.   Tel: 919 379 4300
8001 Aerial Center Parkway   Fax: 919 379 4346
Post Office Box 2009   www.aointl.com
Morrisville, NC 27560-2009
USA



NEWS RELEASE   Contact: Joel L. Thomas
                                                                                (919) 379-4300

February 8, 2007

Alliance One International Reports Third Quarter Financial Results

Morrisville, NC – February 8, 2007 – Alliance One International, Inc. (NYSE: AOI) today announced results for the quarter and nine months ended December 31, 2006.*

Third Quarter Results

For the third quarter ended December 31, 2006, the Company reported a net loss of $23.7 million, or $0.27 per basic share, compared to a net loss of $22.9 million, or $0.27 per basic share, in the year-ago quarter. The underlying net loss for the third quarter* which excludes market valuation adjustments for derivative financial instruments, discontinued operations and non-recurring items, was $1.2 million, or $0.01 per basic share, compared with a net loss of $8.3 million, or $0.10 per basic share for the previous year's quarter.

Robert E. "Pete" Harrison, Chief Executive Officer, said, "Performance this quarter met our expectations in terms of volume and moderately increased margins. During this time the Company's merger integration and leadership succession plan continues to progress smoothly. The entire Alliance One organization is fully focused on strategic execution, including addressing significant industry challenges and positioning ourselves to capitalize on opportunities in key markets. We continue to place top priority on our global marketing efforts, development of more value-added programs for customers and reduction of our debt burden. We believe the groundwork we are laying will strengthen our ability to perform in the future and create long-term value for both our shareholders and customers."

Mr. Harrison continued, "We have encountered unexpected in-country infrastructure issues resulting in delays in the Mozambique port of Beira, which is one of the primary locations we use to ship product of African origin. However, we are in the process of exploring opportunities to shift future shipments to alternate ports we currently utilize, such as Durban, South Africa, while working with local partners in Beira to pursue potential solutions there."

Mr. Harrison concluded, "Based on our performance to date, we are affirming our previously provided guidance of underlying net income – excluding market valuation adjustments for derivative financial instruments, discontinued operations and non-recurring items – of between $0.25 and $0.32 per basic share for the fiscal year ending March 31, 2007."

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* In discussing the Company's operating performance, management consistently makes certain adjustments in reviewing comparative financial information in order to provide what they feel is the most meaningful view of the Company's results from core operations, such as excluding results from discontinued operations, gains and charges resulting from unusual transactions or events that are not reflective of its underlying operations and that are not expected to recur, as well as market valuation adjustments on derivatives.

Nine Months Results

For the first nine months ended December 31, 2006, the Company had a net loss of $6.8 million, or $0.08 per basic share, compared with a net loss of $124.1 million, or $1.56 per basic share, for the year-ago period. The underlying net income for this period, which excludes market valuation adjustments for derivative financial instruments, discontinued operations and non-recurring items, was $41.7 million, or $0.48 per basic share, compared with a net loss of $16.6 million, or $0.21 per basic share for the year-ago period.

Performance Summary for the Quarter

Sales and other operating revenues. The decrease of 10.9% from $515.1 million in 2005 to $458.8 million in 2006 is the result of a 16.2% or 25.7 million kilo decrease in quantities sold, offset by a 3.9% or $0.12 per kilo increase in average sales prices and a 22.7% or $6.6 million increase in processing and other revenues.

Gross profit as a percentage of sales. The $9.4 million increase in gross profit, or 18.3%, from $51.3 million in 2005 to $60.7 million in 2006, as well as the increase in gross profit percentage from 10.0% in 2005 to 13.2% in 2006 is primarily attributable to the Other Regions operating segment of the Company's business, which is comprised of all regions outside of South America.

Selling, administrative and general expenses decreased $1.4 million or 3.5% from $40.1 million in 2005 to $38.7 million in 2006. The decrease is primarily due to decreased compensation costs and travel expenses as a result of merger and integration related reductions and the deconsolidation of Zimbabwe partially offset by increases in insurance expense.

Other Income of $1.5 million in 2006 and $0.4 million in 2005 relates primarily to fixed asset sales.

Restructuring and asset impairment charges were $5.5 million in 2006 compared to $13.4 million in 2005. The 2006 costs relate to additional employee severance and other integration related charges of $4.5 million, primarily in Turkey as a result of the merger integration. The remaining $1.0 million in 2006 relates to additional asset impairment charges on assets held for sale, primarily in the United States.

Interest expense decreased $1.7 million from $28.2 million in 2005 to $26.5 million in 2006 primarily due to lower average borrowings partially offset by higher average rates.

Derivative financial instruments resulted in a benefit of $1.2 million in 2005. These items are derived from changes in the fair value of non-qualifying interest rate swap agreements.

Effective tax rates for the quarter and year to date ended December 31, 2006 were impacted by FIN 18 and specific events including a $7.1 million additional income tax accrual following the German tax audit. The Company now forecasts the tax rate for the year ended March 31, 2007 will be in excess of 100%. This is discussed in more detail in SEC form 10Q for the period ended December 31, 2006.

Losses from discontinued operations were $10.9 million in 2006 and income of $0.7 million in 2005. The decrease of $11.6 million is due to $9.3 million in charges related to finalizing our exit from the Italian market and a $1.1 million fair value adjustment to inventory in Mozambique.

Liquidity and Capital Resources

As of December 31, 2006, total debt, net of $25.8 million of cash, was $893.9 million, compared to $1.05 billion at December 31, 2005. Decreases in net debt levels totaling $158.9 million are attributable to debt repayment as a result of cash flow from operations and proceeds generated through the sale of non-core assets. Following the most recent quarter end we achieved additional loan prepayments totaling $30.5 million as a result of non-core asset sales.

As of December 31, 2006, we were near the low point of our borrowings related to seasonally adjusted working capital. Loans related to South America are approaching full repayment as tobacco from the most recent crop has largely been sold. Africa and Europe are in the middle of their selling seasons and are utilizing working capital funding. North America is maximizing its working capital funding as it continues buying, processing and selling its current crop.

Recent Senior Secured Credit Amendments

On May 13, 2005, the Company entered into a $650 million senior secured credit facility, consisting of a revolving credit line and term loans, with a syndicate of banks. Subsequently, four amendments to the credit facility have been entered into, of which the third amendment was established in the most recent quarter, the fourth following the quarter end.

Effective November 8, 2006, the Company entered into the third amendment, which provides for an increase in the maximum permitted uncommitted inventory, from $115 million to $150 million. This amendment also provides for delivery of certain modified internal monthly financial information within 45 days (rather than 15 days) after the end of each month.

Effective January 16, 2007, the Company also entered into a Fourth Amendment, which waives the occurrence of asset sales or agreements to engage in asset sales, in excess of a previously established $15 million limit for the fiscal year ending March 31, 2007. The Fourth Amendment also provides for the sale of certain selected assets up to $90 million in the aggregate in future fiscal years, provided that the proceeds from such sales are used to prepay outstanding term loans under the senior secured credit facility. This amendment also allows certain guarantees in the ordinary course of business relative to the Company's consolidated cash management and credit card agreements.

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Condensed Consolidated Statements of Income	Three Months December 31		Nine Months December 31	
(Unaudited - 000's Except Per Share Data)	2006	2005	2006	2005 (1)
Sales and other operating revenues	$458,759	$515,070	$1,545,874	$1,531,376
Cost of goods and services sold	398,023	463,771	1,303,797	1,369,217
Gross Profit	60,736	51,299	242,077	162,159
Selling, administrative and general expenses	38,671	40,131	118,903	124,033
Other income	1,461	375	4,982	862
Restructuring and asset impairment charges	5,545	13,366	28,099	30,329
Operating income (loss)	17,981	(1,823)	100,057	8,659
Debt retirement expense	-	-	-	66,474
Interest expense	26,543	28,186	81,687	83,686
Interest income	1,586	3,578	4,433	7,495
Derivative financial instruments (income)	-	1,239	290	4,023
Income tax expense (benefit)	5,273	(1,782)	14,098	(21,871)
Equity in net income of investee companies	(63)	(27)	165	73
Minority interests (income)	463	138	116	(165)
Net income (loss) before discontinued operations	(12,775)	(23,575)	9,044	(107,874)
Income (loss) from discontinued operations, net of tax	(10,926)	709	(15,553)	(16,198)
Cumulative effect of accounting changes, net of income taxes	-	-	(252)	-
Net Loss	$ (23,701)	$ (22,866)	$ (6,761)	$ (124,072)
Basic Earnings (Loss) Per Share:				
Income (loss) from continuing operations	$ (.15)	$(.28)	$ .10	$(1.36)
Income (loss) from discontinued operations	(.12)	.01	(.18)	(.20)
Net Loss	$ (.27)	$(.27)	$ (.08)	$(1.56)
Diluted Earnings (Loss) Per Share:				
Income (loss) from continuing operations	$ (.15)	$(.28)	$ .10	$(1.36)
Income (loss) from discontinued operations	(.12)	.01	(.18)	(.20)
Net Loss	$ (.27)	$(.27)	$ (.08)	$(1.56)
Average number of shares outstanding:				
Basic	86,515	86,035	86,311	79,633
Diluted	86,515	86,035	86,311	79,633
Cash dividends per share	$.00	$.00	$.00	$.105

In discussing the Company's operating performance, management consistently makes certain adjustments in reviewing comparative financial information in order to provide what they feel is the most meaningful view of the Company's results from core operations, such as excluding results from discontinued operations, gains and charges resulting from unusual transactions or events that are not reflective of its underlying operations and that are not expected to recur, as well as market valuation adjustments on derivatives.

Reconciliation to Non-GAAP Underlying Net Income	Three Months December 31		Nine Months December 31	
(Unaudited – 000's Except Per Share Data)	2006	2005	2006	2005 (1)
GAAP Net Loss	$(23,701)	$(22,866)	$(6,761)	$(124,072)
Discontinued operations	10,926	(709)	15,553	16,198
Cumulative effect of accounting changes	-	-	252	-
GAAP Net Income (Loss) from Continuing Operations	(12,775)	(23,575)	9,044	(107,874)
Reconciling items, net of tax effect:				
Market valuation adjustments for derivatives	-	(805)	(189)	(2,615)
Restructuring, asset impairment and integration charges	4,447	12,464	26,157	26,527
Debt retirement expenses	-	-	-	53,195
Gross profit reduction from inventory fair value purchase accounting adjustment	-	3,595	1,142	14,128
Iraqi Receivable Collection	-	-	(1,615)	-
German tax assessment - Florimex	7,111	-	7,111	-
Non-GAAP Underlying Net Income (Loss)	$(1,217)	$ (8,321)	$41,650	$ (16,639)
Non-GAAP Underlying Net Income (Loss) per Basic Share	$(.01)	$(.10)	$.48	$(.21)
GAAP Net Loss per Basic Share	$(.27)	$(.27)	$(.08)	$(1.56)

Note 1 - On May 13, 2005, DIMON Incorporated ("DIMON") and Standard Commercial Corporation ("Standard") merged and became Alliance One International, Inc. Because the merger was completed after the close of the fiscal year ended March 31, 2005, the comparative figures reported in this release for the nine months ended December 31, 2005 include the operations of Standard since May 13, 2005 and a full nine months of the results of DIMON.

Note 2 - Derivative Financial Instruments: Effective July 1, 2000, the Company adopted Statement of Financial Accounting Standards Number 133 (FAS133), "Accounting for Derivative Instruments and Hedging Activities." FAS133 eliminates special hedge accounting if a hedge instrument does not meet certain criteria, thus requiring the Company to recognize all changes in their fair value in its current earnings. For the quarters ended December 31, 2006 and 2005, the Company recognized non-cash income of $0 and $1,239, respectively, from the change in the fair value of hedging instruments. For the nine months ended December 31, 2006 and 2005, the Company recognized non-cash income of $290 and $4,023, respectively, from the change; the fair value of hedging instruments. As a result of fluctuations in markets associated with the hedged risk, and volatility in market expectations, the fair market value of hedge instruments can be expected to appreciate or depreciate over time. The Company plans to continue its practice of economically hedging various components of its debt portfolio and foreign currency exposure. However, as a result of FAS133, certain hedging instruments have and may continue to create volatility in reported earnings. The timing and magnitude of fluctuations in the market valuation adjustments for derivative financial instruments are driven primarily by often-volatile market expectations for changes in underlying derivative hedges, and are inherently unpredictable. Because these adjustments are a component of net income prepared in accordance with generally accepted accounting principles, management is unable to provide forward looking earnings guidance on that basis.

Note 3 - Our effective income tax rates (on an underlying basis) for the quarter and nine month period ended December 31, 2006 were 45% and 17% respectively. We expect that the effective tax rate (on an underlying basis) for the fiscal year ending March 31, 2007 will be approximately 29%.